Exhibit 99.1

Stock Exchange Announcement No. 5/2005
Copenhagen, Denmark
March 22, 2005

Olicom Reports Full-Year 2004 Financial Results

Copenhagen, Denmark, March 22, 2005 – Olicom A/S (NASD other OTC: OLCMF) (“Olicom” or “the Company”) today reported financial results for the fiscal year ended December 31, 2004.

Key highlights of the year include:

•	For 2004, Olicom’s net result was a loss of tDKK 21,394 ($3.9 million), which corresponds to the previously announced expectations of a loss of tDKK 22 – 25 million DKK. The Shareholders’ Equity by the end of 2004 was tDKK 215,197 ($39.4 million) or DKK 12.70 ($2.32 ) per share.

•	During 2004, the Company only made follow-up investments in existing portfolio companies and concentrated on the further development of these portfolio companies.

•	In 2004 the value of the portfolio companies Decuma AB and Scalado AB were written down by a total amount of DKK 15 million ($2.7 million). Decuma sold off all of its business activities in 2004, and in this connection Olicom booked an anticipated loss of DKK 9 million ($1.6 million). During 2004 Scalado completed a new financing round with Industrifonden as a new investor. As a consequence of the terms of this financing round Olicom wrote down the value of its investment in Scalado by DKK 6 million ($1.1 million).

•	During 2005 the Company will focus its efforts on the further development of its existing portfolio and on the sale of those portfolio companies, which the Company considers ready for such sale. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Olicom does not expect to participate by significant amounts in possible follow-up investments in the portfolio companies.

•	The Company believes that during 2005 only a few of its portfolio companies are at risk of deviating so significantly from the current expectations to their further development that this will cause a write down of the estimated market value by end 2004. The Company cannot exclude the possibility of having to make write downs due to dilution of the Company’s shareholdings as a consequence of the Company not participating in follow-up investment rounds due to cash position considerations. Write downs may also happen if Olicom from a longer term perspective wishes to offer particularly attractive terms to new investors whom Olicom believes will cause an accelerated value growth, which exceeds the value of a temporary write down. Currently the Company is in the initial stages of negotiation with such a particularly qualified investor about an investment in a portfolio company. If final agreement is reached the Company expects to make a significant, but in the opinion of the Company, temporary write down.

•	The Company is actively pursuing exit sales of those portfolio companies which it considers to be ready for a sale. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2005 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs will not be made during 2005, the Company expects a negative result for 2005 in the order of DKK 10 – 15 million ($1.8 – 2.7 million).

•	A change in the interpretation of the Danish Company Accounts Act means that venture investment companies now are considered to be obligated to prepare group financial statements in which the financial statements of portfolio companies, which also qualify as being subsidiaries, are consolidated even though such companies only are held for the purpose of a later sale. For Olicom this means that in addition to the financial statements for Olicom A/S the Company must also prepare group financial statements in which the financial statements for Interactive Television Entertainment ApS (“ITE”) are consolidated. The accounting policy to be applied in group financial statements are such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. During the period in which Olicom has held shares in ITE, the company has been through a turn-around, which is expected to be completed in 2005. The prescribed accounting policies for the group financial statements mean that the group result and the group shareholders’ equity is negatively impacted by ITE’s operating losses during the turn-around period and by depreciation of purchased rights (brand, trade marks, etc.) and amortization of goodwill. For the group financial statements for 2004 this means that the shareholders’ equity at the beginning of the year has been decreased by tDKK 25.542 ($4.7 million). The group financial statements for 2004 show a loss of tDKK 29.510 ($5.4 million) and shareholders’ equity by the end of 2004 is tDKK 181.539 ($33.2 million). ITE is expected to make a small profit for 2005. Due to significant, but usual seasonality in ITE’s revenues, ITE’s results for the first three quarters of the year is expected to be negative. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/S in which ITE and the other portfolio companies are included at market value.

SELECTED FINANCIAL DATA
The overview below shows the key figures for the Company’s venture investment activities. The figures for 2000 – 2003 are group figures for the venture investment activities, while the figures for 2004 are the figures for Olicom A/S.

Key Figures (in thousands except per share amounts, return on equity and number of employees):

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD *)
						Convenience
						translation
CONSOLIDATED STATEMENT OF INCOME
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)	(2,743)
Administrative expenses	24,569	17,249	16,733	11,220	7,385	1,351
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(22,385)	(4,094)
Other operating income	175	810	593	877	1,129	206
Other operating expenses	198	796	598	877	1,129	206
Foreign currency gains and losses	20,132	101	(113)	306	286	52
Other financial items, etc.	5,817	6,820	6,380	1,470	267	49
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)	(3,993)
Income tax of net income	0	0	0	0	0	0
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)	(3,993)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438	80
Net income (loss)	81,483	4,919	(18,236)	9,214	(21,394)	(3,913)

BALANCE SHEET DATA
Working capital	221,204	181,410	116,902	105,482	88,973	16,273
Total assets	308,271	286,898	248,718	243,428	221,840	40,574
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	215,197	39,359

TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross	304	1,361	22	129	16	3

KEY FIGURES
Book value per share at year-end	13.96	14.27	13.40	13.97	12.70	2.32
Share price at year-end	10.96	8.67	4.98	7.64	7.23	1.32
Return on equity (%)	39.6	2.0	(7.7)	4.0	(9.5)	(1.74)
Earnings (loss) Per Share	4.6	0.28	(1.07)	0.54	(1.26)	(0.23)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938
Number of employees at year-end		10	10	10	6

The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 2005” (Den Danske Finansanalytikerforenings “Anbefalinger og Nøgletal 2005”) on the basis of the Olicom Group’s accounting policies.

*)	For convenience amounts in DKK have been translated into US$ applying the year-end rate of DKK 5.4676 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

Olicom A/S in 2004
Since May 2000, the Company has carried on a venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom’s common shares are quoted on NASD Other OTC. The Company continues its efforts to obtain a deregistration of the Company’s shares in the U.S.

In accordance with its new strategy, the Company made 13 investments during 2000 — 2002, while no new investments were made in 2003 and 2004. In 2004, the Company has concentrated on the further development of existing investments. One investment was exited at a loss in 2001, while four investments were wound up at a loss in 2002. No investments were exited or wound up in 2003 and 2004 cf. the description of Decuma below.

Investment in portfolio companies
At year-end, the Company’s portfolio consisted of investments in 8 companies.

Sifira A/S
Sifira has developed a number of messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium sized companies. During 2004 Sifira has made further developments to its voicemail and also launched Who-Called-Me and CallRecorder services. The products are sold in Scandinavia on a service or license basis to mobile and fixed wire operators and service providers. Longer than anticipated sell-in periods meant that Sifira did not reach a balanced cash flow in 2004 Sifira is currently negotiating with more telephone companies, and if some of these negotiations are successful, Sifira will obtain a balanced cash flow in 2005. At year-end, the Company had invested DKK 18 million ($3.3 million) in Sifira and owned 57.2% of the company. Furthermore, the Company has granted a loan to Sifira. Sifira has 14 employees.

Interactive Television Entertainment ApS
Interactive Television Entertainment ApS (“ITE”) is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company’s main activity is the publishing of games for PC, Sony Playstation and mobile phones. In certain markets the sale of games is supported by ITE’s interactive TV concept. In 2004 ITE showed progress especially in the Russian and Polish markets. Also in 2004 ITE launched a daily TV show in China. Due to increased revenues and expense reductions ITE obtained an improved result at EBITDA level. In 2005 ITE expects to further improve both revenues and result. The Company has invested DKK

22.4 million ($4.1 million) in ITE and owns 100% of the company. Furthermore, the Company has granted a loan to ITE. ITE has 37 employees.

Hymite A/S
Hymite develops and markets technologies and products for hermetic sealing of semiconductor components, optical components and MEMS (Microelectromechanical systems) integrated circuits. Hymite’s concept for multifunctional optical modules will provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. Hymite has in 2003 and 2004 signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements where the customer is responsible for the volume production. In March 2004 Hymite raised DKK 72 million in a new investment round with German-American Techno Venture Management and Swedish InnovationsKapital as lead investors. All existing investors comprising Vertex Management, Dansk Kapitalanlæg, Vækstfonden and Olicom participated in the round. The funding round was completed in February 2005 in accordance with the terms of the agreement. The Company has invested DKK 14.4 million ($2.6 million) in Hymite and owns 10.9% of the company. Furthermore, the Company has granted a loan to Hymite, which has been converted to equity in February 2005. At its offices in Lyngby and Berlin, Hymite has 32 employees in total.

LH Comlog A/S
Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM and GPRS mobile data technology and GPS – the satellite based global positioning system. The GSM/GPRS technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. During 2004 Comlog improved its systems integration to the customers’ existing software systems. In 2004, Comlog experienced a growth in turnover of 45%, which in part is due to the company’s progress in the German market. Further progress is expected in 2005. The Company’s investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million ($2.3 million) and the Company owns 22.5% of Comlog. Comlog has 28 employees.

Scalado AB
Scalado, which is located in Lund, Sweden, has developed solutions and applied for patents for rendering and transferring digital image information independent of communication technology. Due to the rapidly increasing popularity of cameras integrated in mobile phones, Scalado decided in 2003 to focus on this market as the company’s technology is very suitable for supporting the use of cameras in mobile phones and other handheld devices. Scalado’s technology solves the problems related to small bandwidth and CPU and memory restrictions on handheld devices. During 2004 Scalado has signed agreements with producers of mobile phones such as Nokia, SonyEricsson and others. The company expects that additional agreements will be signed in 2005. In August 2004 Scalado raised DKK 12.3 million ($2.2 million) in a financing round with Swedish venture capital company Industrifonden as lead investor. Olicom converted a loan and invested a total of DKK 5.8 million ($1.1 million) as part of the round. The Company has invested DKK 25.5 million ($4.7 million) in Scalado and owns 48.2% of the company. Furthermore, the Company has granted a convertible loan to Scalado. Scalado has 15 employees.

Decuma AB
Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. In December 2004 Canadian Zi Corporation, who is a leading supplier of intelligent interface solutions, acquired Decuma’s activities. Zi Corporation acquired all intellectual property rights, assets and receivables from Decuma in return for shares in Zi Corporation. The transaction closed in January 2005 after approval by Decuma’s shareholders and assignment of certain contracts and business relationships from Decuma to Zi Corporation. Decuma is expected to be liquidated in 2005 following which the payment from Zi Corporation will be distributed to Decuma’s shareholders. In 2004 Olicom wrote down the value of its DKK 14.3 million ($2.6 million) investment in Decuma to reflect the anticipated value of the Company’s share of the liquidation proceeds.

Danacell A/S
Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. It is expected that the underlying principles for Danacell’s patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. In 2004 the company has concentrated on documenting the technology’s advantages. This work has now been completed, and the company will seek to sell the project during 2005. The Company has invested DKK 1.2 million ($0.2 million) in Danacell and owns 16.7% of the company. Furthermore, the Company has granted a loan to Danacell.

Tpack A/S
Tpack develops technology and products, which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack’s solutions aim at operators who seek new ways to increase their revenue and who wish to reduce their operating expenses without making new big investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. The demand for Tpack’s technology has been very strong, and in 2003 Tpack signed cooperation agreements with two very important players on the world market for equipment and chips for Ethernet over SDH and Sonet. Also in 2004 did Tpack experience strong interest for its technology and products and further agreements were entered. Measured in DKK, signed contracts are expected to secure Tpack a turnover of a double digit amount in millions over the coming years. The Company has invested DKK 12.5 million ($2.3 million) in Tpack and owns 22.3% of the company. The investment was made in cooperation with an international group of investors. Tpack has 48 employees.

Divested and discontinued business operations
During the last half of 1999, the Company sold its main activities in three transactions with Madge, Intel and Motorola, respectively. During the years since then the Company has continued to fulfill the obligations, which the Company assumed in connection with transactions implemented in 1999, signed transfer agreements as well as other agreements relating to discontinued business operations. The Company’s restructuring has generally been completed with lower costs than expected when the Company announced its 2003 full year result. Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

Only a few activities in connection with the restructuring are still outstanding. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company’s discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand from where the equipment was exported to Denmark. For this import, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million ($5.3 million) as income in the Financial Statements for 2001, representing the expected refund with the addition of interest till year-end. As the final settlement of the accepted part of the Company’s demand was higher than estimated, a further amount of DKK 5.9 million ($1.1 million) has been recorded in 2002. The Company filed an appeal to the National Tax Tribunal concerning the part of the judgment from 2002, which the court found against Olicom. The National Tax Tribunal rendered a decision on 2003 upholding the Company’s alternative claim, and an additional amount of DKK 2 million ($0.4 million) has been recorded as income in the Financial Statements for 2003. As regards the Company’s primary claim this has been appealed to the High Court. A final decision is expected during 2005. If the appeal is successful the Company will receive a refund in the amount of DKK 2.0 million ($0.4 million) plus interest.

Results

Result from ordinary primary operations
The result of the Company’s ordinary primary operations was a loss of DKK 22.4 million ($4.1 million). Of this, valuation adjustments of portfolio companies amounted to DKK -15 million ($ (2.7) million), which only includes the Company’s valuation adjustments of portfolio companies.

In 2004, the Company’s administrative expenses amounted to DKK 7.4 million ($1.4 million). In 2003 these expenses were DKK 11 million ($2.0 million).

Financial items
In 2004, the Company had a financial net income amounting to DKK 0.5 million ($0.1 million) compared to DKK 1.7 million ($0.3 million) the year before. In 2004, the Company had a net income of DKK 0.3 million ($0.1 million) relating to foreign currency contracts and exchange rate adjustments of monetary assets in Euro and US dollars.

Income taxes
The result for 2004 is not taxable.

Result of discontinued activities
The Group had a profit of DKK 0.4 million ($0.1 million) relating to discontinued activities. The amount represents a reversal of a product liability accrual.

Result for the year
For 2004, the Company’s net result was a loss of DKK 21.4 million ($3.9 million) compared to the expectation of a loss of DKK 22 — 25 million ($4.0-4.5 million) announced in connection with the Q3 report.

BALANCE SHEET

Financial fixed assets
Investments in portfolio companies have decreased to DKK 84 million ($15.4 million). The reason for the decrease is the reclassification of ITE and write downs of portfolio investments, which exceed the additional investments in existing portfolio companies. Due to the reclassification of ITE, accounts receivable with portfolio companies is DKK –0-, while the numbers for affiliated companies are DKK 22 million ($4.0 million) and DKK 20 million ($3.7 million) for investments and accounts receivable respectively.

Cash and cash equivalents
At the end of 2004, cash and cash equivalents amounted to DKK 11 million ($2.0 million) corresponding to 5% of total assets.

Cash flow
The Company’s total cash position by the end of the year amounted to DKK 11 million ($2.0 million). Olicom had a cash flow of DKK 9 million ($1.6 million) from operating activities, including discontinued operations. Investments in existing portfolio companies during 2004 amounted to DKK 10.6 million ($1.9 million).

Shareholders’ equity
Shareholders’ equity in the Company at year-end was DKK 215 million ($39.3 million) corresponding to 97% of total assets of DKK 222 million ($40.6 million). By year-end 2003, the shareholders’ equity in the Company was DKK 237 million ($43.3 million).

Treasury shares
In 2004, the Company has acquired no additional treasury shares.

Developments in 2005
After the end of the fiscal year the Company has entered a 3 year loan agreement, which increases the Company’s cash position by DKK 10 million ($1.8 million). The loan was provided by a non-related party. As part of the agreement Olicom sold 418,969 treasury shares, which are offset against the loan. The shares amount to 2.4% of the Company’s total outstanding shares. Following this transaction Olicom does not hold any treasury shares.

The lender has further been granted an option to purchase up to a total of 1,529,000 shares in Olicom corresponding to 8.8% of the Company’s present share capital. If the option is exercised the purchase price per share will be DKK 7.70 ($1.41) corresponding to the market value when the loan agreement was offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. In case of exercise of the option Olicom may at its own discretion choose to settle by paying an amount equal to the difference between the then current market value and the exercise price.

Expectations for 2005
During 2005 the Company will focus its efforts on the further development of its existing portfolio and on the sale of those portfolio companies which the Company considers ready for such sale. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Olicom does not expect to participate by significant amounts in possible follow-up investments in the portfolio companies.

The Company believes that during 2005 only a few of its portfolio companies are at risk of deviating so significantly from the current expectations to their further development that this will give cause for a write down of the estimated market value by end 2004. The Company cannot exclude the possibility of having to make write downs due to dilution of the Company’s shareholdings as a consequence of the Company not participating in follow-up investment rounds due to cash position considerations. Write downs may also happen if Olicom from a longer term perspective wishes to offer particularly attractive terms to new investors whom Olicom believes will support an accelerated value growth, which exceeds the value of a temporary write down. Currently the Company is in the initial stages of negotiation with such a particularly qualified investor about an investment in a portfolio company. If final agreement is reached the Company expects to make a significant, but in the opinion of the Company, temporary write down.

The Company is actively pursuing exit sales of those portfolio companies which it considers to be ready for a sale. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2005 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs will not be made during 2005, the Company expects a negative result for 2005 in the order of DKK 10 – 15 million ($1.8 – 2.7 million).

Dividends
It is proposed that no dividends are paid for 2004.

Financial Statements
The Company’s printed financial statements are expected to be available on April 7, 2005. This present announcement and the complete financial statements will be available on Olicom’s web site: www.olicom.com.

Annual General Meeting
Olicom’s Annual General Meeting will be held at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, 2300 Copenhagen S, Denmark on Thursday, April 28, 2005 at 3.00 p.m.

Attachments
Income Statement, Balance Sheets and a specification of the development of shareholders’ equity for Olicom A/S are enclosed as attachments. Key figures for the Group financial statements with comments plus the Group Income Statement, Balance Sheets and a specification of the development of shareholders’ equity in the Group financial statements are also enclosed.

Virum, March 22, 2005
The Board of Directors

Contact Information
Further information about Olicom and its portfolio companies is available on: www.olicom.com.
Boje Rinhart, CEO
Olicom A/S
+45 45 27 00 00
bri@olicom.com

About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail .bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

THE PARENT COMPANY
STATEMENT OF INCOME January 1st — December 31, 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
Value adjustment of portfolio companies	4,035	(15,000)	(2,743)
Income (loss) from affiliated companies, continuing business operations	1,079	0	0
Administrative expenses	9,466	7,385	1,351

INCOME FROM PRIMARY OPERATIONS	(4,352)	(22,385)	(4,094)
Other operating income	877	1,129	206
Other operating expenses	877	1,129	206

INCOME BEFORE INTEREST	(4,352)	(22,385)	(4,094)
Financial income	2,378	1,152	211
Financial expenses, affiliated companies	1,995	0	0
Financial expenses	902	885	162
Foreign currency gains (losses), net	(538)	286	52

INCOME BEFORE TAX	(5,409)	(21,832)	(3,993)
Income tax	0	0	0

INCOME FROM CONTINUING BUSINESS OPERATIONS	(5,409)	(21,832)	(3,993)

Income before tax from discontinued business operations	3,684	438	80
Income from affiliated companies, discontinued business operations	10,568	0	0
Income tax of discontinued business operations	(371)	0	0

INCOME FROM DISCONTINUED BUSINESS OPERATIONS	14,623	438	80

NET INCOME (LOSS)	9,214	(21,394)	(3,913)

Proposed distribution of the result for the year
Carried forward to revaluation surplus	12,018	0	0
Carried forward	(2,804)	(21,394)	(3,913)

	9,214	(21,394)	(3,913)

THE PARENT COMPANY
BALANCE SHEET at December 31, 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
ASSETS

Leasehold improvements	17	11	2
Equipment	63	23	4

TANGIBLE FIXED ASSETS	80	34	6

Investments in portfolio companies	110,410	83,649	15,299
Investments in affiliated companies	1,331	22,372	4,092
Outstanding amounts, portfolio companies	20,000	0	0
Outstanding amounts, affiliated companies	0	20,000	3,658

FINANCIAL FIXED ASSETS	131,741	126,021	23,049

FIXED ASSETS	131,821	126,055	23,055

Long-term receivables	619	169	31

LONG-TERM RECEIVABLES	619	169	31

Accounts receivable	362	621	114
Outstanding amounts, affiliated companies	0	21,351	3,905
Outstanding amounts, portfolio companies	68,236	61,366	11,224
Other outstanding amounts	2,026	542	99
Deposits and prepaid expenses	345	390	71

RECEIVABLES	70,969	84,600	15,473

CASH AND CASH EQUIVALENTS	41,032	11,016	2,015

CURRENT ASSETS	112,620	95,785	17,519

TOTAL ASSETS	244,441	221,840	40,574

THE PARENT COMPANY
BALANCE SHEET at December 31, 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
LIABILITIES

Share capital	4,339	4,339	794
Revaluation surplus	286	0	0
Retained earnings	231,966	210,858	38,565

TOTAL SHAREHOLDERS’ EQUITY	236,591	215,197	39,359

Restructuring charges	564	464	85
Negative investments, affiliated companies	325	0	0

PROVISIONS FOR RESERVES	889	464	85

Liabilities to affiliated companies	2,517	0	0
Accounts payable	993	2,200	402
Income tax	0	0	0
Other accrued expenses	3,451	3,979	728

CURRENT LIABILITIES	6,961	6,179	1,130

TOTAL CURRENT LIABILITIES	6,961	6,179	1,130

TOTAL LIABILITIES	244,441	221,840	40,574

THE PARENT COMPANY
STATEMENT OF EQUITY

		Additional
	Common	paid-in	Revaluation	Retained
	shares	capital	surplus	earnings	Total	Total
	DKK 1,000	DKK 1,000	DKK 1,000	DKK 1,000	DKK 1,000	USD 1,000
Balance Jan. 1, 2003	4,339	0	3,464	219,231	227,034	41,524

Revaluation/write-down affiliated companies			343		343	63
Unrealized currency losses/gains			(58,988)	58,988	0	0
Income brought forward		(3,749)	43,163	(39,414)	0	0
Net income (loss)		4,035	12,018	(6,839)	9,214	1,685

Balance at Jan. 1, 2004	4,339	286	0	231,966	236,591	43,272

Income brought forward		(286)	0	(286)	0	0
Net income (loss)		0	0	(21,394)	(21,394)	(3,913)

Balance at Dec. 31, 2004	4,339	0	0	210,858	215,197	39,359

SELECTED FINANCIAL DATA FOR THE GROUP

The Group’s selected financial data for 2004 are not comparable with subsequent years, due to the fact that the 2004 figures include figures from a portfolio company, which has been consolidated as from 2004.

Key Figures (in thousands except per share amounts, return on equity and number of employees):

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD *)
						Convenience
						translation
CONSOLIDATED STATEMENT OF INCOME
Net sale	0	0	0	0	33,223	6,076
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)	(2,743)
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(29,675)	(5,427)
Other operating income	175	810	593	877	1,129	206
Other operating expenses	198	796	598	877	1,129	206
Foreign currency gains and losses	20,132	101	(113)	306	286	52
Other financial items, etc.	5,817	6,820	6,380	1,470	(521)	(95)
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,910)	(5,470)
Income tax of net income	0	0	0	0	38	7
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,948)	(5,477)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438	80
Net income (loss)	81,483	4,919	(18,236)	9,214	(29,510)	(5,397)

BALANCE SHEET DATA
Fixed assets	21,896	59,260	107,830	130,490	129,298	23,648
Current assets	286,375	227,638	140,888	112,938	80,860	14,789
Total assets	308,271	286,898	248,718	243,428	210,158	38,437
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	181,539	33,203
Provisions	34,228	30,118	13,686	1,033	464	85
Short term debt	30,943	12,433	7,998	5,804	28,155	5,149

TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross	304	1,361	22	129	61	11

KEY FIGURES
Book value per share at year-end	13.96	14.27	13.40	13.97	10.72	1.96
Share price at year-end (DKK)	10.96	8.67	4.98	7.64	7.23	1.32
Return on equity (%)	39.6	2.0	(7.7)	4.0	(14.1)	(2.58)
Earnings (loss) Per Share	4.6	0.28	(1.07)	0.54	(1.74)	(0.32)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938
Number of employees at year-end	10	10	10	6	42

The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 2005”. Reference is made to definitions and terms in applied accounting policies.

*) For convenience amounts in DKK have been translated into US$ applying the year-end rate of DKK 5.4676 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

The Group result for the year
For 2004, the Group’s net result was a loss of DKK 29.5 million ($5.4 million). If the consolidated portfolio company’s result is eliminated, the net result was a loss of DKK 21.4 million ($3.9 million), which corresponds to the previously announced expectations for 2004 at the time of presenting the 3rd quarter statement for 2004 of a loss of DKK 22- 25 million ($4.0-4.6 million).

The Group shareholders’ equity
The Group’s Shareholders’ equity at year-end was DKK 182 million ($33.3 million) corresponding to 86% of total assets of DKK 210 million ($38.4 million). At year-end 2003, the Group’s shareholders’ equity was DKK 237 million ($43.3 million). The accounting policy to be applied in the Group’’ financial statements are such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. Because of this the Group’s shareholders’ equity has been adjusted by DKK (26) million ($(4.7) million) at the beginning of the year.

THE GROUP
STATEMENT OF INCOME January 1 – December 31 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
Net sales	0	33,223	6,076
Productions costs	0	29,236	5,347
Revaluation of portfolio companies	4,035	(15,000)	(2,743)
Gross result	4,035	(11,013)	(2,014)
Sales and distributions expenses	0	6,824	1,248
Administrative expenses	11,220	11,838	2,165

INCOME FROM PRIMARY OPERATIONS	(7,185)	(29,675)	(5,427)
Other operating income	877	1,129	206
Other operating expenses	877	1,129	206

INCOME BEFORE INTEREST	(7,185)	(29,675)	(5,427)
Financial income	2,379	1,207	221
Financial expenses	909	1,728	316
Foreign currency gains (losses), net	306	286	52

INCOME BEFORE TAX	(5,409)	(29,910)	(5,470)
Income tax	0	38	7

INCOME FROM CONTINUING BUSINESS OPERATIONS	(5,409)	(29,948)	(5,477)

Income before tax from discontinued business operations	14,252	438	80
Income tax of discontinued business operations	(371)	0	0

INCOME FROM DISCONTINUED BUSINESS OPERATIONS	14,623	438	80

NET INCOME (LOSS)	9,214	(29,510)	(5,397)

THE GROUP
BALANCE SHEETS at December 31, 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
ASSETS

Vested rights	0	21,742	3,977
Software	0	687	126
Development projects	0	22,613	4,136

INTANGIBLE FIXED ASSETS	0	45,042	8,238

Leasehold improvements	17	11	2
Production plants	0	415	76
Equipment	63	181	33

TANGIBLE FIXED ASSETS	80	607	111

Outstanding amounts, portfolio companies	20,000	0	0
Investments in portfolio companies	110,410	83,649	15,299

FINANCIAL FIXED ASSETS	130,410	83,649	15,299

TOTAL FIXED ASSETS	130,490	129,298	23,648

Long-term receivables	619	169	31

LONG-TERM RECEIVABLES	619	169	31

Stock in trade	0	398	73

STOCK ON HAND	0	398	73

Outstanding amounts, portfolio companies	68,236	61,366	11,224
Accounts receivable	362	5,984	1,095

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
Other outstanding amounts	2,045	1,166	213
Deposits and prepaid expenses	350	593	108

RECEIVABLES	70,993	69,109	12,640

CASH AND CASH EQUIVALENTS	41,326	11,184	2,046

TOTAL CURRENT ASSETS	112,938	80,860	14,789

TOTAL ASSETS	243,428	210,158	38,437

THE GROUP
BALANCE SHEETS at December 31, 2004

	2003	2004	2004
	DKK 1,000	DKK 1,000	USD 1,000
LIABILITIES

Share capital	4,339	4,339	794
Revaluation surplus	286	0	0
Retained earnings	231,966	177,200	32,409

TOTAL SHAREHOLDERS’ EQUITY	236,591	181,539	33,203

Restructuring charges	1,033	464	85

PROVISIONS	1,033	464	85

Credit bank	0	11,567	2,115
Accounts payable	2,270	7,233	1,323
Other accrued expenses	3,534	9,355	1,711

CURRENT LIABILITIES	5,804	28,155	5,149

TOTAL CURRENT LIABILITIES	5,804	28,155	5,149

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	243,428	210,158	38,437

THE GROUP
STATEMENT OF EQUITY

		Additional
	Common	paid-in	Retained
	shares	capital	earnings	Total	Total
	DKK 1,000	DKK 1,000	DKK 1,000	DKK 1,000	USD 1,000
Balance at Jan. 1, 2003	4,339	0	222,695	227,034	41,524

Currency losses/gains			343	343	63
Income brought forward		(3,749)	3,749	0	0
Net income (loss)		4,035	5,179	9,214	1,685

Balance at Jan. 1, 2004	4,339	286	231,966	236,591	43,271

Adjustment at the beginning of the fiscal year due to consolidation of affiliated company			(25,542)	(25,542)	(4,672)
Income brought forward		(286)	286	0	0
Net income (loss)		0	(29,510)	(29,510)	(5,397)

Balance at Dec. 31, 2004	4,339	0	177,200	181,539	33,203